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DMoss Productions LLC

Dewey Moss · 2nd

CEO at DMoss Productions LLC

 **Hunter College**

Greater New York City Area · 500+ connections · **Contact info**

About

Dewey Moss is currently CEO of DMoss Productions LLC, formerly Vice President of Video Solutions at Symphony Talent . He is an Award-winning director, writer, and actor whose career has spanned Broadway shows, concert appearances, film/TV work, opera as well as a successful career in the corporate world. He has directed, written, and produced countless commercials, web videos, and industrial, earning many industry awards. His debut feature film A Normal Life won critical acclaim in film festivals worldwide and is currently in distribution. His play, Death of the Persian Prince, premiered at the 2015 Midtown International Theater Festival in NYC where it played to sold-out audiences and critical acclaim, then later at the 2015 South Asian International Performing Arts Festival where it won Best Play. The show enjoyed an Off-Off Broadway run at the Duo Theater, and is now in pre-production for an Off-Broadway run. Dewey' s other current projects include a play about religion and gun violence called The Crusade of Connor Stephens (currently opening in June for an Off Broadway run), as well as a musical entitled The Southern Baptist Biddy Band and Their Dirty Little Secret. In addition, he recently made his Carnegie Hall debut as both singer and director when he performed the opera Puppet by Christian McLeer (a solo piece written specifically for Dewey), and directed the premiere of William Bolcom's Barnyard Boogaloo. His new play The Crusade of Connor Stephens recently received a successful premiere reading in NYC, and is currently in pre-production for an Off-Broadway run. Dewey holds a Master's Degree in Vocal Performance from CUNY-Hunter College. In addition to performing and directing, he also teaches acting and voice through his private New York City studio, DMoss Studios, with an emphasis on acting for the singer.

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Experience

DMoss Productions LLC
5 yrs 11 mos

 **CEO**
Jan 2014 – Present · 5 yrs 11 mos
New York City

Producer of Theatrical and Film Ventures

 **Producer**
Apr 2015 – Present · 4 yrs 8 mos
New York City

Currently working on the award-winning play, The Crusade of Connor Stephens, for an upcoming Off B'way run. Brilliant reviews, stunning cast, and incredible audience reaction. www.thecrusadeofconnorstephens.com



Acting and Voice Instructor
Dewey Moss Acting Studio
Jan 2005 – Present · 14 yrs 11 mos
New York, NY

Acting and vocal teacher for professional actors. Particularly adept in helping the singer (musical/opera) with acting technique. Students work in a wide array of industries, including film and television, Broadway, national tours, and regional theaters.

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Music Director
Connecticut Farms Presbyterian Church
Jan 2009 – Present · 10 yrs 11 mos

Responsible for all aspects of music for services and special events; conduct adult choir; provide organ and/or piano accompaniment for services.



Vice President, Video Solutions
Symphony Talent
Jul 2007 – Jan 2019 · 11 yrs 7 mos
New York, NY

Symphony Talent (formerly Bernard Hodes Group) is a Global Advertising and SAAS solutions firm. As the Eastern Region Digital Creative Director heading up video and media production, responsible for creating strategic approaches for the production of commercial video for clients in a wide array of industries. Day-to-day responsibilities include client interaction an ...**see more**

Creative Director
Nimble Group, Inc. (PV Exchange)
Aug 2006 – Jul 2007 · 1 yr

Creative Director for Nimble Group and divisions. Responsibilities here and at other firms have included the creation of branding, positioning, concepts, print ad campaigns as well as online interactive sites, ads and landing pages.

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Education



Hunter College
Masters, Music
2010 – 2012
Activities and Societies: Concentration on Vocal Performance; Opera performance and Opera Club

Texas Wesleyan University
Theatre
1987 – 1991

Skills & Endorsements

Musical Theatre · 34

Endorsed by **Susan DeRosa Gonzalez and 2 others** who are highly skilled at this

Music · 29

Endorsed by **Thomas Deneuville and 1 other who is highly skilled at this**

Theatre · 30

Endorsed by **Annie Chadwick, who is highly skilled at this**

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